# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chijet Motor Company, Inc, CIK 0001957413
CUSIP: G4465R111
Title of class of securities: Ordinary Shares, par value $0.003 per share
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0001493152-24-006944
Filed by CIK 0002011624
Persons authorized to receive notices and communications: Hongwei Mu, NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006, 86 0535 2766221

## Reporting persons
- Hongwei Mu (CIK 0002011624): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,755,255; shared voting power 0; sole dispositive power 2,755,255; shared dispositive power 0; aggregate amount beneficially owned 2,755,255 (33.74% of the class)
  Comment: The number in Row 7, 9, and 11 consists of (i) 1,398,111 ordinary shares, par value $0.003 per share ("Ordinary Shares"), of Chijet Motor Company, Inc. (the "Issuer") held by Chijet Holdings Limited ("CHL"), a reporting person, prior to the consummation of a private placement transaction on January 7, 2025, in which the Issuer issued Ordinary Shares and warrants to purchase Ordinary Shares (the "Warrants") to CHL and certain other investors (the "PIPE"), (ii) 339,286 Ordinary Shares issued to CHL in the PIPE, and (iii) 1,017,858 Ordinary Shares issuable upon exercise of the Warrants issued to CHL in the PIPE. The 1,398,111 Ordinary Shares held by CHL prior to the PIPE reflected (i) a 1-for-30 reverse stock split effectuated by the Issuer on June 28, 2024, and (ii) the surrender of 286,618 Ordinary Shares on or about September 25, 2024, pursuant to the Amended and Restated Business Combination Agreement, dated as of October 25, 2022 (as amended, the "BCA"), by and among the Issuer, Jupiter Wellness Acquisition Corp., a Delaware corporation, Chijet Inc., a Cayman Islands exempted company ("Chijet"), each of the referenced holders of Chijet's outstanding ordinary shares (collectively, the "Sellers", including CHL), Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, which reduced the reporting person's Ordinary Shares of 50,541,864 then held by CHL as reported by the reporting person on its Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2024 (the "Original 13D"). Mr. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the foregoing securities held by CHL.
  
  The percentage in Row 11 is calculated based on a denominator of 8,166,506 Ordinary Shares, consisting of (i) a total of 5,470,076 Ordinary Shares outstanding as of June 30, 2024 as reported by the Issuer on the Condensed Interim Unaudited Consolidated Financial Statements of the Issuer and its subsidiaries as of June 30, 2024 and for the Six Months ended June 30, 2024 and June 30, 2023, furnished as Exhibit 99.1 to the Issuer's Form 6-K as filed with the SEC on September 30, 2024 (the "6-K"), (ii) a total of 1,678,572 Ordinary Shares issued in the PIPE, as reported on the Issuer's Form 6-K as fined with the SEC on January 7, 2025, and (iii) 1,017,858 Ordinary Shares issuable upon exercise of the Warrants issued to CHL in the PIPE.
- Chijet Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,755,255; shared voting power 0; sole dispositive power 2,755,255; shared dispositive power 0; aggregate amount beneficially owned 2,755,255 (33.74% of the class)
  Comment: The number in Row 7, 9, and 11 consists of (i) 1,398,111 ordinary shares, par value $0.003 per share ("Ordinary Shares"), of Chijet Motor Company, Inc. (the "Issuer") held by Chijet Holdings Limited ("CHL"), a reporting person, prior to the consummation of a private placement transaction on January 7, 2025, in which the Issuer issued Ordinary Shares and warrants to purchase Ordinary Shares (the "Warrants") to CHL and certain other investors (the "PIPE"), (ii) 339,286 Ordinary Shares issued to CHL in the PIPE, and (iii) 1,017,858 Ordinary Shares issuable upon exercise of the Warrants issued to CHL in the PIPE. The 1,398,111 Ordinary Shares held by CHL prior to the PIPE reflected (i) a 1-for-30 reverse stock split effectuated by the Issuer on June 28, 2024, and (ii) the surrender of 286,618 Ordinary Shares on or about September 25, 2024, pursuant to the Amended and Restated Business Combination Agreement, dated as of October 25, 2022 (as amended, the "BCA"), by and among the Issuer, Jupiter Wellness Acquisition Corp., a Delaware corporation, Chijet Inc., a Cayman Islands exempted company ("Chijet"), each of the referenced holders of Chijet's outstanding ordinary shares (collectively, the "Sellers", including CHL), Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, which reduced the reporting person's Ordinary Shares of 50,541,864 then held by CHL as reported by the reporting person on its Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2024 (the "Original 13D"). Mr. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the foregoing securities held by CHL.
  
  The percentage in Row 11 is calculated based on a denominator of 8,166,506 Ordinary Shares, consisting of (i) a total of 5,470,076 Ordinary Shares outstanding as of June 30, 2024 as reported by the Issuer on the Condensed Interim Unaudited Consolidated Financial Statements of the Issuer and its subsidiaries as of June 30, 2024 and for the Six Months ended June 30, 2024 and June 30, 2023, furnished as Exhibit 99.1 to the Issuer's Form 6-K as filed with the SEC on September 30, 2024 (the "6-K"), (ii) a total of 1,678,572 Ordinary Shares issued in the PIPE, as reported on the Issuer's Form 6-K as fined with the SEC on January 7, 2025, and (iii) 1,017,858 Ordinary Shares issuable upon exercise of the Warrants issued to CHL in the PIPE.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.003 per share
Name of issuer: Chijet Motor Company, Inc
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Original 13D.

The purpose of this Amendment is to report that, (i) as certain earnout milestones provided in the BCA were not achieved for the calendar year ended December 31, 2023, 286,618 Ordinary Shares of CHL were surrendered to the Issuer and cancelled, and (ii) pursuant to certain securities purchase agreement dated January 5, 2025, by and between the Issuer and the purchasers identified therein, the Issuer issued and sold to CHL 339,286 Ordinary Shares and 1,017,858 Warrants, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original 13D. All disclosure in respect of items contained in the Original 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the BCA, certain number of Ordinary Shares reported in the Original 13D (the "Earnout Shares") that were acquired by the reporting persons in connection with the BCA is subject to an earnout (the "Earnout") which would adjust downwards the consideration certain Sellers who are earnout participants (the "Earnout Participants") receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-closing financial performance and stock price metrics of the Issuer, and all upon the terms and subject to the conditions set forth in the BCA.

Pursuant to the BCA, the Earnout Shares shall be issued and registered by the Issuer in the name of the Earnout Participants, but shall be unvested and subject to potential surrender and cancellation as provided in the BCA. Additionally, until the Earnout Shares have become vested, (i) all earnings, such as dividends or distributions, related to such Earnout Shares shall be held in a segregated escrow account (the "Escrow Account"), and (ii) the Earnout Participants will not be permitted to sell, assign, convey, pledge, hypothecate, transfer or otherwise dispose of the Earnout Shares (or any rights to the earnings thereon) (the "Earnout Transfer Restrictions"). Otherwise, the Earnout Shares shall have the same rights as the Ordinary Shares. Each of the Earnout Participants agrees that the Earnout Shares shall vest and no longer be subject to potential cancellation and become free of the Earnout Transfer Restrictions, and that each of the Earnout Participants shall have the contingent right to receive a pro rata portion of the earnings (such pro rata allocation based on the number of Purchased Shares (as defined in the BCA) owned by such Earnout Participant, divided by the total number of Purchased Shares owned by all Earnout Participants). The Earnout Shares will vest based on either meeting the criteria relating to (i) consolidated gross revenues or (ii) closing price of Ordinary Shares, and will vest in three tranches consisting of up to 30% for 2023, 30% for 2024 and any remaining unvested amount for 2025 (in each case without giving effect to any prior surrenders of Earnout Shares and together with any Earnings thereon (as defined in the BCA)), as described in the BCA.

As certain earnout milestones provided in the BCA were not achieved for the calendar year ended December 31, 2023, CHL surrendered a total of 286,618 Earnout Shares to the Issuer for cancellation.

Pursuant to a Securities Purchase Agreement dated January 5, 2025, with CHL and certain other purchasers (the "Purchase Agreement"), the Issuer conducted a PIPE of an aggregate of 1,678,572 shares of Issuer's Original Shares and Warrants to purchase up to 5,035,716 shares of Issuer's Original Shares.

Pursuant to the Purchase Agreement, the Issuer agreed to issue and sell to CHL (i) 339,286 shares of Ordinary Shares at a price per share of $1.68, and (ii) Warrants to purchase up to 1,017,858 shares of Ordinary Shares at exercise price of $1 per share. As the director of CHL, Mr. Hongwei Mu has shared voting and investment power with respect to, and as such, may be deemed to be the beneficial owner of the securities held by CHL. The funds for the purchase of the Issuer equity came from the working capital of CHL contributed by its shareholder(s). The Warrants have an exercise price of $1.00 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after January 7, 2025 for three years. The Warrants contain standard adjustments to the exercise price, including without limitation, stock dividends, splits, reclassifications.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety herein.

The disposition described in this Amendment pursuant to the BCA was subject to the downward adjustment under the earnout provisions of the BCA.

The acquisition described in this Amendment pursuant to the Purchase Agreement was for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
CHL is deemed to beneficially own an aggregate of 2,755,255 Ordinary Shares, which includes (i) 1,398,111 Ordinary Shares, of the Issuer directly held by CHL, a reporting person, prior to the consummation of the PIPE, (ii) 339,286 Ordinary Shares issued to CHL in the PIPE, and (iii) 1,017,858 Ordinary Shares issuable upon exercise of the Warrants issued to CHL.

The 1,398,111 Ordinary Shares held by CHL prior to the PIPE reflected (i) a 1-for-30 reverse stock split effectuated by the Issuer on June 28, 2024, and (ii) the surrender of 286,618 Ordinary Shares pursuant to the BCA on or about September 25, 2024, which reduced the reporting person's Ordinary Shares of 50,541,864 then held by CHL as reported by the reporting person on the Original 13D.

The foregoing represents beneficial ownership of approximately 33.74% of the outstanding Ordinary Shares based on a denominator of 8,166,506 Ordinary Shares, consisting of (i) a total of 5,470,076 Ordinary Shares outstanding as of June 30, 2024 as reported by the Issuer on the 6-K, (ii) a total of 1,678,572 Ordinary Shares issued in the PIPE, and (iii) 1,017,858 Ordinary Shares issuable upon exercise of the Warrants issued to CHL in the PIPE.

Mr. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the securities held by CHL. Mr. Mu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 3, neither Reporting Person has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 3, 4 and 5 of this Amendment is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Form of Securities Purchase Agreement among Issuer and the purchasers named therein
2 Form of Ordinary Shares Purchase Warrant issued by the Issuer
3 Joint Filing Agreement

## Signatures
- Hongwei Mu: /s/ Hongwei Mu, Hongwei Mu (01/10/2025)
- Chijet Holdings Limited: /s/ Hongwei Mu, Director (01/10/2025)